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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                           For the Month of June 2003

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                       Form 20-F         40-F   X
                                                 ------       -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                       Yes:              No:    X
                                                 ------       -----


Portland
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[COMPANY LOGO OMITTED]                                      1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

            ID BIOMEDICAL ANNOUNCES STRONG IMMUNOGENICITY DATA FROM
                        PHASE II TRIALS OF FLUINSURE(TM)

VANCOUVER, BC - JUNE 16, 2003 - ID Biomedical announced today that the analysis of immunogenicity data from its various Phase II Clinical Trials of FluINsure(TM) intranasal, non-live, influenza vaccine shows continuing strong immunogenicity consistent with previously-reported Phase I data.

Clinical trials of FluINsure have now enrolled 252 healthy adult subjects; of whom 175 have received FluINsure and 77 have received placebo. Immunogenicity of the vaccine has been examined using serum hemagglutination-inhibiting (HAI) antibody titers and quantitation of nasal secretory IgA antibodies specific for the influenza viruses included in the vaccine measured by kinetic enzyme-linked immunosorbent assays. Serum HAI antibody responses are a known correlate of immunity when induced by natural exposure or injected vaccines, and nasal secretory IgA antibodies have been reported to correlate with resistance to influenza illness induced by live, cold-adapted intranasal vaccines.

FluINsure recipients who received either one or two doses of intranasal vaccine showed highly significant increases in nasal secretory IgA levels against all three viruses (A/H1N1, A/H3N2 and B viruses; p (less than) 0.001 for each virus type in both one- and two-dose groups) when compared to placebo recipients. Geometric mean nasal wash specific secretory IgA levels rose an average of 2.7-fold in the two-dose groups and 1.7-fold in single-dose groups, versus virtually no change from baseline in placebo recipients.

Considering serum HAI responses, serum reciprocal HAI titers showing a four-fold rise or a post-immunization level of (greater than or equal to) 40 were found in 67% of FluINsure recipients for

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A/New Caledonia; 82% for A/Panama; and 62% for the B viruses. These rates of response were significantly greater than those in the placebo group for both A viruses (p (less than) 0.0001 in each case), but not the B virus, for which there was some pre-existing immunity in many of the subjects in the various clinical trials. However, when focusing on those subjects with low levels of pre-existing HAI antibodies (and therefore most susceptible to influenza disease) significant HAI responses (p (greater than or equal to) 0.0022) were found for the B viruses, as well as for the two A viruses (p (less than) 0.0001).

Summarizing the analyses of nasal IgA and serum HAI data of FluINsure vaccinees against the A/H1N1, A/H3N2 and B viruses respectively, 80%, 91% and 82% in the two-dose groups and 69%, 88% and 66% in the single-dose groups had either nasal secretory IgA responses, serum HAI antibody responses, or both.

Increases in serum HAI antibody, once established, remained elevated and virtually unchanged throughout 140 days of follow-up - a period approximating the duration of an influenza season. Nasal secretory IgA antibody levels remained elevated and frequently continued to increase through at least 42 days after the first immunization. Nasal secretory IgA antibody levels after this time declined only gradually so that levels in all groups remained elevated above baseline throughout the 140 day period.

 "Both one-dose and two-dose regimens yield serum HAI and nasal antibody responses that are stronger than published data developed with the live cold-adapted intranasal influenza vaccine, and hence, the FluINsure vaccine continues to show considerable promise," said Louis Fries, M.D., Vice President for Clinical and Regulatory Affairs. "In fact, the serum HAI responses are quite impressive for an intranasal vaccine." Dr. Fries also noted that nasal influenza vaccines may induce additional immune responses at a cellular level that aren't captured by serum and nasal wash antibody measurements. "Our animal studies have shown that FluINsure elicits cellular immune responses that are clearly different, and probably more like those after live viral infection, when compared to those elicited by injectable vaccine. Both our recently-reported challenge study and those published using live cold-adapted vaccines suggest that the whole of protective immunity induced by nasal vaccines may exceed the sum of the easily-measured antibody responses," said Dr. Fries.

"The combination of strong serum HAI antibody responses, and strong nasal secretory IgA antibody responses in people, demonstrated cellular immune responses in an animal model and finally, and most importantly, protection in humans in our challenge study presents a compelling picture of the potential of our FluINsure vaccine. Comparing this data with published data from other intranasal influenza vaccines gives us great confidence heading into our first large field efficacy study," stated Anthony Holler, M.D., ID Biomedical's Chief Executive Officer.

ID Biomedical also announced that its second influenza challenge study has begun. The Company expects results in late August. These results will assist the Company in selecting the dosing protocol for its 2003 flu season field efficacy study to begin in November.

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ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ID Biomedical Corporation

                                     By: /s/ ANTHONY F. HOLLER
                                         ---------------------------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: June 18, 2003


Portland